SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 29922; 812-13804

Main Street Capital Corporation, et al.; Notice of Application

January 17, 2012

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order pursuant to section 57(c) of the

Investment Company Act of 1940 ("Act") for an exemption from section 57(a)(1) of the

Act.

Applicants: Main Street Capital Corporation (the "Company"), Haley Ventures, LLC,

HHMS Investments, LLC, Reppert Investments LP, Joseph E. Canon, Arthur L. French,

Vincent D. Foster, and Todd A. Reppert (collectively, the "Applicants").

Summary of Application: The order would permit the Company to purchase equity

interests in Main Street Capital II, LP ("MSC") from certain persons who are affiliated

with the Company.

Filing Dates: The application was filed on July 23, 2010 and amended on December 7,

2010 and October 24, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

pm on February 13, 2012, and should be accompanied by proof of service on applicants,

in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests

should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or David P. Bartels, Branch Chief, at (202) 551-6388 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company ("BDC") under the Act.[1] The Company operates as a principal investment firm that primarily provides long-term debt and equity capital to lower middle market companies. The Company's common stock trades on the New York Stock Exchange.

2.   Haley Ventures, LLC is owned and controlled by Travis Haley, an employee of the Company. Haley Ventures, LLC currently owns less than 0.2% of the partnership interests in MSC.

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

HHMS Investments, LLC is owned and controlled by Dwayne L. Hyzak, Curtis L. Hartman, David L. Magdol, and Rodger A. Stout, each of whom is a senior officer of the Company. HHMS Investments, LLC currently owns less than 1% of the partnership interests in MSC.

Reppert Investments LP is a partnership that is controlled by Todd Reppert and his spouse. Reppert Investments LP currently owns less than 0.5% of the partnership interests in MSC.

Mr. Foster is the chairman of the Company's seven-member board of directors (the "Board") and the chief executive officer of the Company. Mr. Reppert is the president and chief financial officer of the Company. Both individuals also serve on the investment committee and the credit committee of the Company. Mr. Foster currently owns approximately 3% of the partnership interests in MSC. Mr. Reppert currently owns less than 0.5% of the partnership interests in MSC.

Mr. Canon and Mr. French serve as two of the five directors of the Company who are not "interested persons" of the Company within the meaning of section 2(a)(19) (the "Independent Directors"). Each of Mr. Canon and Mr. French currently owns less than 0.5% of the partnership interests in MSC.

3.   MSC is a limited partnership that has received a license from the United States Small Business Administration ("SBA") to operate as a Small Business Investment Company ("SBIC"). MSC relies on section 3(c)(1) for an exclusion from the definition of "investment company" under the Act.

4.   The Company owns, directly or indirectly, all of the equity interests in Main Street Mezzanine Fund, LP ("MSMF"), which is licensed as an SBIC by the SBA. Both MSMF and MSC have the same investment objective and strategies as the Company, and both are advised by Main Street Capital Partners, LLC (the "Investment Adviser"). Pursuant to exemptive relief described in the application,[2] both generally invest in the same companies at the same time and on the same terms.

5.   On January 7, 2010, the Company consummated transactions to exchange 1,239,695 shares of its common stock for approximately 87.7% of the total dollar value of the partnership interests in MSC (the "Exchange Offer"). In connection with the Exchange Offer, individuals that comprise the management of the Company transferred 100% of the membership interests in the general partner of MSC, Main Street Capital II GP, LLC ("MSC II GP"), to the Company for no consideration. MSC II GP owns 0.4% of the total dollar value of the partnership interests in MSC as its general partner. Since the Exchange Offer, the Company has purchased an additional 0.5% of the total dollar value of partnership interests in MSC from individual owners who are not affiliated with the Company in exchange for shares of the Company's common stock based on the same formula used in the Exchange Offer, as adjusted for cash capital contributed by the Company in connection with the Exchange Offer (the "Post Exchange Offer Non-Affiliate Purchases").[3]

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[2] Main Street Capital Corporation, et. al., Investment Company Act Release Nos. 28265 (May 5, 2008) (notice) and 28295 (June 3, 2008) (order).

[3] At the time of the Exchange Offer, the SBA required the Company to fully fund any committed capital contributions tied to those limited partnership interests that it acquired. As a result, the Company contributed $24,250,000 to MSC at the time of the Exchange Offer (the "MSCC Capital Contributed Post Exchange Offer").

6.   Accordingly, the Company owns a total of 88.6% of the total dollar value of the partnership interests in MSC. Fifteen individuals and entities own the remaining 11.4% of the total dollar value of the partnership interests. Of those interests, 6.4% are held by persons not affiliated with the Company (the "Non-Affiliated Limited Partners"), while 5.0% are held by certain individuals who comprise the management of the Company or are Independent Directors of the Company or by entities controlled by individuals who comprise the management of the Company or are employees of the Company (the "Affiliated Limited Partners" and together with the Non-Affiliated Limited Partners, the "Limited Partners").

7.   Subsequent to the Exchange Offer, the Board, including the required majority (within the meaning of section 57(o)) (the "Required Majority"), authorized the management of the Company to acquire the interests in MSC that had not been acquired during the Exchange Offer. Accordingly, the Company desires to purchase the Affiliated Limited Partners' interests in MSC (the "Purchases" and each, a "Purchase") in exchange for newly issued shares of the Company's common stock (the "Shares").[4] Applicants request the order to the extent necessary to permit the Company to make the Purchases.

8.   In connection with the Exchange Offer, the interests of the selling limited partners of MSC were valued at a 30% premium to the net asset value ("NAV") per interest of MSC (the "Exchange Offer Valuation Formula"). The Exchange Offer Valuation Formula was approved by the Board, including the Required Majority, after consultation with an independent financial adviser retained by the Board. The Board approved the Exchange Offer Valuation Formula as being fair and reasonable to the

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[4] The Company also intends to continue to pursue additional Post Exchange Offer Non-Affiliate Purchases from the remaining Non-Affiliated Limited Partners.

shareholders of the Company based on a number of factors, including the perceived value

of the long-term, low-cost SBIC debt that MSC has incurred and the perceived value of

the SBIC license held by MSC. The Company believes that, in order to ensure that the

Affiliated Limited Partners are not treated any differently from those former limited

partners who participated in the Exchange Offer, none of which were affiliated with the

Company, the same Exchange Offer Valuation Formula should be used to value the

Affiliated Limited Partners' interests in MSC. However, because of additional capital

that has been, or may be, contributed to MSC after the Exchange Offer, some adjustments

to the Exchange Offer Valuation Formula will be necessary to determine the value of

each Affiliated Limited Partner's interest in MSC (the Exchange Offer Valuation

Formula as so adjusted, the "Adjusted Value").[5] The aggregate number of Shares issued

to each Affiliated Limited Partner in connection with the Purchases will be determined by

dividing the Adjusted Value of that Affiliated Limited Partner's interest in MSC by the

greater of the market price per share[6] or the NAV per share of the Company's common

stock at the time of the Purchase. In addition, in connection with the Purchases, each

Affiliated Limited Partner will receive one dollar for each dollar value of any cash

contributed to MSC by that Affiliated Limited Partner after the Exchange Offer.

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[5] In order to ensure that the Affiliated Limited Partners do not unfairly benefit from the MSCC Capital Contributed Post Exchange Offer, the amount of that contribution will be excluded from the calculation of the NAV of MSC in calculating the Adjusted Value. Additionally, in order for MSC to continue its operations, a capital call may need to be made on any remaining unfunded limited partner capital before the time that the Purchases can be completed. In order to further ensure that the Affiliated Limited Partners are not being provided with a more favorable offer for their interests in MSC than were those former limited partners who participated in the Exchange Offer, any cash contributed to MSC by the Affiliated Limited Partners after the Exchange Offer will not be multiplied by 130% but, instead, will be exchanged in connection with the Purchase on a dollar for dollar basis.

[6] Market price will be determined by using the 20-day volume weighted average price at the time of the purchase.

Applicants' Legal Analysis

1.   Section 57(a) of the Act provides that it is unlawful for any person who is related to a BDC in a manner described in section 57(b), acting as principal, knowingly to sell any security or other property to the BDC or to any company controlled by the BDC except securities of which the buyer is the issuer or of which the seller is the issuer and which are part of a general offering to holders of a class of its securities. Section 57(b) provides that section 57(a) applies to any director, officer, or employee of a BDC or any person who is an affiliated person of any such person within the meaning of section 2(a)(3)(C) of the Act. Section 2(a)(3)(C) defines an "affiliated person" to include any person directly or indirectly controlling, controlled by, or under common control with such other person. Section 2(a)(9) of the Act provides that any person owning more than 25% of the outstanding voting securities of a company is presumed to control the company.

2.   As noted above, certain of the Affiliated Limited Partners are either officers or directors of the Company. Additionally, certain of the Affiliated Limited Partners are companies that would, pursuant to the definition in section 2(a)(9), be considered to be controlled by the officers or employees of the Company. Thus, section 57 would prohibit the Affiliated Limited Partners from entering into the Purchases with the Company.

3.   Section 57(c) of the Act provides that the Commission may exempt a proposed transaction from section 57(a) if evidence establishes that (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable, fair, and do not involve overreaching of the BDC or its shareholders on the part of any

person concerned; (ii) the proposed transaction is consistent with the policy of the BDC, as recited in its filings with the Commission, its registration statement, and its reports to shareholders; and (iii) the proposed transaction is consistent with the general purposes of the Act.

4. The Company represents that the acquisition of interests in MSC owned by the Affiliated Limited Partners serves a valid business purpose. The Company believes that its ownership of MSC is important for the stable capitalization and strategic growth of the Company. The Company also believes that a simplified ownership structure for MSC will be less confusing for the shareholders of the Company to understand and will make its financial statements more clear. In addition, the Company believes that the Purchases would be beneficial to shareholders of the Company in so far as they would eliminate any perceived conflicts of interest that may occur when the Investment Adviser allocates investment opportunities among the Company, MSMF, and MSC, given that MSC is now partially owned by affiliates of the Company. Applicants represent that the Purchases will not be made unless approved by the Board, including the Required Majority, and also, separately, by all of the Independent Directors who are not Limited Partners. Applicants also represent that the terms and the pricing of the Purchases will be reviewed by these parties at the time of each of their approval. Additionally, applicants state that the Purchases will not be made unless the Company obtains an opinion from an independent financial adviser stating that the terms of each Purchase are fair, from a financial point of view, to the shareholders of the Company.

5. Applicants represent that the terms of the Purchases are reasonable and fair and do not involve overreaching on the part of any person concerned. Applicants

note that the Company, MSC, and MSMF share the same investment strategies and criteria. Applicants also note that the portfolio companies in which MSC is invested are generally the same portfolio companies in which MSMF and/or the Company are invested and these companies are valued in the same way for MSC, the Company, and MSMF. Additionally, applicants assert that, because the Shares issued by the Company in exchange for the additional interests in MSC will be valued at or higher than the applicable NAV per share of the Company at the time of the Purchases, shareholders of the Company will not experience dilution in the NAV per share of the Company's common stock in connection with the Purchases. Furthermore, applicants note that the Company will merely be acquiring additional interests in a company (MSC) in which it already owns a majority interest and will be doing so at a price calculated using the same formula which was used to acquire its current majority interest.

6.   For these reasons, applicants represent that the terms of the Purchases meet the standards set forth in section 57(c).

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary